

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Tongbo Liu
Chief Executive Officer
Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People's Republic of China

      Re: Sunlands Technology Group
          Form 20-F the Fiscal Year Ended December 31, 2019
          Filed April 24, 2020
          File No. 1-38423

Dear Mr. Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F the Fiscal Year Ended December 31, 2019

Note 20. Commitments and Contingencies, page F-32

1.   We note your disclosure on pages 18 and 89 related to a class action lawsuit filed in June 2019. Please tell us your consideration of the guidance in ASC 450-20-50-3 and 50-4.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services